SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR April 22, 2004

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.                         Description

Exhibit No. 1                       Interim Results



22 April 2004

                   ALLIED DOMECQ DELIVERS STRONG BRAND GROWTH

           Interim results for the six months ended 29 February 2004.

FINANCIAL HIGHLIGHTS                                                               Growth at
                                                                                    constant
                                                              Restated   Growth     currency
                                                      2004        2003        %            %
   - Spirits & Wine net turnover                 GBP1,263m   GBP1,252m        1            3
   - Marketing investment behind Spirits & Wine    GBP225m     GBP216m        4            5
   - Trading profit                                GBP337m     GBP323m        4            9
   - Profit before tax                             GBP266m     GBP250m        6           12
   - Normalised earnings per share                   18.0p       16.9p        7           12
   - Dividend                                        5.83p       5.30p       10
   - Net cash flow from operating activities       GBP244m     GBP318m

Figures are stated before goodwill and exceptional items. Figures for the six months ended 28 February 2003 have been restated for 'FRS 17 - Retirement benefits', 'UITF 38 - Accounting for ESOP trusts' and 'FRS 5 - Reporting the substance of transactions - Application Note G', see below. Cash flow from operating activities excludes the pre-tax benefit of the Mexican excise rebate (2004: nil; 2003: GBP24m).

BUSINESS HIGHLIGHTS

Spirits & Wine                         Core brands
   -Volumes up 1%                        -Volumes up 6%
   -Net turnover up 3%                   -Net turnover up 6%
   -Marketing spend up 5%                -Marketing spend up 10%
   -Net brand contribution up 3%         -Net brand contribution up 5%
   -Trading profit up 5%

Premium wine                           Quick Service Restaurants
   -Volumes down 3%                      -Distribution points up 8%
   -Net turnover up 4%                   -Combination stores up 33%
   -Marketing spend up 12%               -System-wide sales up 8%
   -Trading profit up 11%                -Trading profit up GBP11m (48%)

Figures here and in the Operating and Financial Review are stated before goodwill and exceptional items and comparative information is based on constant exchange rates unless otherwise specified.

Philip Bowman, Chief Executive, said: "This is an excellent set of results delivering growth at the top end of expectations. On a constant currency basis, earnings per share increased by 12%. Volume growth in our core spirits brands of 6% and the increase in profits from our wine portfolio, up 11%, drove an increase of 5% in Spirits & Wine trading profit. Growth in sales and outlets within our Quick Service Restaurants business, along with the benefits from its recent restructuring, contributed an extra GBP11 million of trading profit. Marketing spend was up by 10% for our core brands and 12% for premium wine. The sustained increase in investment in advertising and promotion over the past four years is proving its worth.

"The quality of our performance in the US and the strong recovery in Spain more than made up for more subdued trading in Latin America and Asia Pacific. Outside the UK, the European economies remain challenging. Although there are many uncertainties in today's operating environment, not least the impact of global terrorism and the continued weakness of the US dollar, we remain confident that we are on track to deliver earnings growth in line with market expectations for the current financial year."


OPERATIONAL HIGHLIGHTS

   - +6% volume and value growth and improving margins from the nine core spirits brands
   - Brand investment continues to drive performance with advertising and promotion up 5%
   - Premium wine profits up 11% and on track to meet targeted returns
   - Quick Service Restaurants delivering excellent profit growth (+GBP11m)
   - Efficiency improvements - overheads flat, benefiting from new ways of working globally
   - Continued debt reduction - GBP296m reduction, GBP251m as a result of foreign exchange

ENDS

For further information:

Media enquiries:
Stephen Whitehead, Director of Group Corporate Affairs    +44 (0) 7880 783532
                                                          +44 (0) 20 7009 3927
Anthony Cardew, CardewChancery                            +44 (0) 20 7930 0777

Investor enquiries:
Graham Hetherington, Chief Financial Officer              +44 (0) 20 7009 3910
Peter Durman, Director of Group Investor Relations        +44 (0) 7771 974817

Internet:
Corporate information can be accessed from the website at www.allieddomecq.com.

Presentation material:
The results presentation will be available on the corporate website from 09.00 (UK time) on Thursday 22 April 2004.

Presentation webcast/audio broadcast:
A live webcast of the presentation to analysts will be available on the investor relations section of www.allieddomecq.com at 09.30 (UK time) on Thursday 22 April. A recording of the webcast will be available from around 14.00 (UK time).


A live audio broadcast of the presentation and question and answer session will also be available. The presentation can be accessed by dialling:

    UK:             0845 245 3471
    US/Canada:      1 866 434 1098
    France:         017 070 8180
    Germany:        069 222 22 0455
    International:  +44 (0) 1452 569 394

Conference call:
A conference call will be held for analysts and investors at 16.00 (UK time) on Thursday 22 April. The call can be accessed by dialling:

    UK:             0845 245 3471
    US/Canada:      1 866 434 1098
    France:         017 070 8180
    Germany:        069 222 22 0455
    International:  +44 (0) 1452 569 394

A recording of the conference call will be available from 19.00 (UK time) today until 29 April 2004. Call the following numbers to listen to the recording:

    UK/Europe:      +44 (0) 1452 550 000     Access code: 1156474#
    US/Canada:      1 866 247 422            Access code: 1156474#

Photography:
Original high resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0)20 7608 1000.


Cautionary statement regarding forward-looking information:
Some statements in this press release contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Explanatory notes
Comparative information in the Operating and Financial Review is based on constant exchange rates. Net turnover is turnover after deducting excise duties. Profit and normalised earnings are stated before goodwill and exceptional items. Volumes are quoted in nine litre cases unless otherwise specified.

Brands
All brands mentioned in this press release are trademarks and are registered and /or otherwise protected in accordance with applicable law.


OPERATING AND FINANCIAL REVIEW

Summary
At constant currency, normalised earnings per share have grown by 12% and reported normalised earnings per share have increased by 7% to 18.0p. We have delivered these results through the growth of Spirits & Wine gross margin, particularly from the core brands and premium wine, and through the strong growth in Quick Service Restaurants. The growth in Spirits & Wine has been driven by good trading in North America, a recovery in shipment volumes in Spain and strong value growth in the premium wine portfolio. This has been partly offset by declines in Asia Pacific and Latin America due to local economic and trading challenges. The Quick Service Restaurants business has delivered very strong profit growth with its strategy of driving same store sales growth, new store openings and cost efficiencies.

At constant exchange rates, Spirits & Wine net turnover grew GBP31m (3%) to GBP1,263m, this was offset by a GBP13m reduction in Quick Service Restaurants turnover. This reduction reflects the final transition of Baskin-Robbins moving from producing and selling ice cream to US franchisees (which is now fully contracted out) to a wholly royalty-based model. As a result, Group turnover was flat in the period. Reported turnover for the Group declined by GBP35m (2%) to GBP1,704m of which GBP38m related to adverse year-on-year foreign exchange movements.

At constant currency, normalised profit before tax increased by 12%. Reported profit before tax increased 6% to GBP266m which reflects an adverse foreign currency translation movement of GBP12m on restating the trading profit for the prior period at this year's rates.

The Directors have declared an interim dividend of 5.83p per share, an increase of 10%.

Outlook
There are many challenges operating in today's uncertain environment, not least the impact of global terrorism and the weakness of the US dollar. However, we remain optimistic that we are on track to deliver earnings growth in line with market expectations for the current financial year.

Business drivers
Our strategy is delivering tangible results in the core spirits brands and robust performances from premium wine and Quick Service Restaurants. We are focused on three areas to drive competitive advantage and sustainable future growth:

   - Portfolio: By building and innovating our brand portfolio through effective marketing, we will retain consumers who enjoy our brands and attract and excite new consumers to win greater market share.

   - Presence: Through prioritising, developing and extending our geographic presence, we will establish strong positions in key markets across the world.

   - People: By developing our people, harnessing their talents and being an 'employer of choice', we will attract and retain the best people to deliver our business goals.

Our increased investment in these areas, particularly advertising and promotion, over the past four years is driving robust brand growth and good results.

SPIRITS & WINE

                                          2004         2003      Growth
                                     ----------------------------------
   - Volume (9L cases)                   36.0m        35.8m          1%
   - Net turnover                    GBP1,263m    GBP1,232m          3%
   - Advertising and promotion         GBP225m      GBP214m          5%
   - Trading profit                    GBP296m      GBP282m          5%

We have increased Spirits & Wine net turnover through the growth of our core spirits brands and premium wine brands. Net turnover grew 3% with one percentage point from volume growth and two percentage points from price/mix improvements. Gross margin increased by GBP26m, or 4%, reflecting volume growth (GBP6m) and price/mix improvements (GBP24m) offset by higher cost of goods (GBP4m). Trading profit grew GBP14m (5%) after advertising and promotion investment increased by GBP11m (5%) and overheads were held flat reflecting the efficiency benefits from the restructuring of the Spirits & Wine operations. The increase in advertising and promotion spend has been directed behind selected brand market combinations, particularly Kahlua in the US, Ballantine's in Spain, Sauza in US and Mexico, Malibu in France and Spain, Whisky DYC in Spain and Imperial in South Korea.

Brand review
We manage the Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands.

Spirits & Wine volume and net turnover growth

                                                             Net
                                     Volume    Volume   turnover
                                    million    growth     growth
                                      cases         %          %
                                --------------------------------
Core brands
    Ballantine's                        2.9         5          5
    Beefeater                           1.1        12         14
    Canadian Club                       1.3         3          3
    Courvoisier                         0.6         1          1
    Kahlua                              1.6         1          4
    Maker's Mark                        0.3        13         16
    Malibu                              1.3        16         10
    Sauza                               1.4        17         12
    Tia Maria                           0.5       (14)       (16)
Core brands                            11.0         6          6

Local market leaders                    6.3        (4)        (3)

Premium wine                            8.0        (3)         4

Other Spirits & Wine brands
    Other spirits                       6.4        (3)        (2)
    Other wine                          4.3         8          3
Other Spirits & Wine Total             10.7         1         (1)
----------------------------------------------------------------
Total                                  36.0         1          3
----------------------------------------------------------------

Core brands: The volumes and net turnover of our core brands both grew by 6% driven by strong growth across nearly all the brands. Advertising and promotion behind the core brands was up 10% resulting in net brand contribution increasing by 5%.

Ballantine's grew both volumes and net turnover by 5%. This reflects good growth in Europe as a result of a recovery in shipment volumes in Spain and strong growth in Latin America offset by declines in Asia Pacific, particularly South Korea. Advertising and promotion behind Ballantine's increased by 11% as we continue to invest in the "Go Play" campaign. These marketing initiatives have helped to grow Ballantine's to its highest ever market share in Europe.

Beefeater delivered another good performance in Spain where it has now become the leading gin by value. WET by Beefeater has continued to roll-out in the US and Spain with a focus on high end bars and clubs, bartender education and sampling. Total Beefeater volumes grew by 12% and net turnover by 14%, primarily as a result of the shipments rebound in Spain.

Canadian Club has continued to grow share in the US and its ready-to-drink extensions in Australia performed well driving total volumes and net turnover up 3%. Excluding the ready-to-drink extensions, the Canadian Club mother brand grew volumes by 2% and net turnover was flat, reflecting price repositioning in certain US states.

Courvoisier volumes and net turnover both grew 1% as a result of strong growth in the UK where it has consolidated its leadership of the cognac category.
Its volumes in the US were down 1% reflecting a strong performance in the same period last year.

The revitalisation strategy for Kahlua has sustained the positive consumption trends that we established last year. Volumes grew 1% and net turnover by 4% reflecting the mix benefit from strong growth in the US. We have increased our marketing spend significantly behind the "Unleash It" campaign which has included television advertising, on-trade events and promotions. We have also continued the roll-out of Kuya, a spiced fusion rum extension of Kahlua. Maker's Mark has delivered another good performance with volumes up 13% and price increases helping to grow net turnover by 16%.

Malibu demonstrated strong growth with volumes up 16% and net turnover up by 10%. The successful launch of Malibu Chill, a ready-to-drink extension in Australia, has helped overall volume growth. Excluding ready-to-drinks, volumes of the mother brand are up 9%. The "Seriously Easy Going" marketing programme has continued to drive brand awareness through television, radio and on-trade promotions. We are launching new Malibu flavours of pineapple and mango in the US which are aimed at broadening the brand's appeal.

Sauza has delivered robust growth with volumes up 17% and net turnover increased by 12%. Sauza in the US delivered volumes up 13% and net turnover up 17%. The price/mix reduction for the overall brand reflects a price reduction in Mexico following the reduced cost of the raw material, agave.

Tia Maria has disappointed with volumes down by 14% and net turnover down by 16%. This reflects lower Tia Maria sales which have been affected in the short-term by the recent focus on Tia Lusso. The year-on-year performance reflects the one-off benefit of the initial distribution of the Tia Lusso launch which was not repeated this year. Tia Lusso maintained its position as the number two cream liqueur in the UK in spite of aggressive competitor activity. We have also scaled back our expectations in other European markets.

Local market leaders: The local market leader brands are important contributors to overall profit and cash generation. In addition, they provide important local scale to support the development of the core brands in key markets.

These include Stolichnaya, which has continued to benefit from the popularity of the premium vodka category in the US with volumes and net turnover both up 15%. This has been driven by good growth in the base brand and the flavoured extensions. In aggregate, local market leader volumes and net turnover fell by 4% and 3% respectively, reflecting declines in the Mexican brandy portfolio and in Imperial Scotch in South Korea. The Mexican brandy volumes have continued to decline with volumes down 12% reflecting the growth of the 'informal spirits' market. Imperial Scotch whisky also experienced volume declines of 28% as a result of the consumer credit squeeze in South Korea that is affecting sales of the premium (12 year old) Scotch category. The recovery of shipment volumes in Spain drove improved performances in Centenario and Whisky DYC with their respective volumes up 21% and 17%. Centenario has extended its market leadership of the Solera brandy category in Spain. Teacher's continued to gain share in the UK Scotch market with both volumes and net turnover up 3%. Fundador has maintained its position as the largest international spirit brand in the Philippines but its volumes declined by 4% due to increased competition from cheaper imported brandies entering the market. Kuemmerling has continued to provide valuable critical mass to our operations in Germany and supported the development of Ballantine's as the leading Scotch. Advertising and promotion increased behind the local market leaders by 7%, particularly behind Imperial in South Korea and Whisky DYC in Spain, with net brand contribution declining by 4%.

Premium wine: Premium wine net turnover grew 4% with a 3% reduction in volumes reflecting seven percentage points of price/mix improvement in turnover. This is directly in line with our strategy to improve the mix of the premium wine portfolio and helped to grow trading profit by 11%. We remain on track to meet our targeted returns on investment. A full review of the premium wine brands is provided in the market review below.

Other Spirits & Wine brands: The volumes of Other Spirits & Wine brands grew by 1% with net turnover and net brand contribution reducing by 1%. In the Other Spirits portfolio, we have seen good growth in Wall Street whisky in Latin America, Wiser's whisky in Canada, Long John in France, Polar Ice in Canada and Laphroaig in various markets. The Other Wine portfolio has benefited from the growth of domestic wines in Argentina, the success of Caribe Cooler ready-to-drink in Mexico and the growth of agency wine brands.

Market review - Spirits & Wine

The key geographic drivers are the strong growth in core brand volumes in North America which is delivering good turnover and profit growth, a recovery in shipment volumes in Spain and good value growth in the premium wine portfolio. These good results are in part offset by declines in Asia Pacific, particularly South Korea, and Latin America, primarily Mexico.

The regional performance of our business is reviewed below.

North America

                                     Growth
   - Volumes (9L cases)                  5%
   - Net turnover                        7%
   - Advertising and promotion          10%
   - Trading profit                     10%

Our North American business delivered a strong performance with net turnover up 7% to GBP325m and trading profit up 10% to GBP99m. This was driven primarily by the growth of core brand volumes and price/mix improvements.

The US business has continued to deliver an excellent trading performance to record overall market share gains. This reflects the strength of our portfolio of core brands and premium wine brands and the benefits of our partnership approach with our US distributors. We increased advertising and promotion by 10% with a focus on Kahlua and Sauza.

Kahlua has sustained the positive consumption trends established last year in the US. Volumes and net turnover both grew 4%, primarily reflecting growth in the base brand. Last year's launch of Kuya, a spiced fusion rum extension of Kahlua, continues to roll out in the US and represented 1 percentage point of Kahlua's volume growth.

Sauza is the fastest growing tequila brand in the US with volumes up 13% and net turnover up 17%. The brand has benefited from a significant increase in marketing investment behind "Get Lost", which was launched last year. Malibu also continued to take share of the rum category and grew volumes by 14% and net turnover by 15%. The targeted marketing with the "Seriously Easy Going" campaign and TV advertising has increased brand awareness.

Stolichnaya has grown volumes and net turnover by 15% in the US with solid growth in the base brand and the flavoured extensions. Maker's Mark delivered another strong performance in the US with volumes up 17% and price increases supporting net turnover up 20%. The brand has made further share gains in the bourbon category.

Courvoisier's volume performance in the US was down 1% following an exceptionally strong performance in the same period last year. Our initiatives to revitalise Canadian Club in the US have continued to deliver growth with volumes up 4% but with flat net turnover growth which reflects planned price repositioning across selected states. Beefeater volumes declined marginally in North America as a result of a strong performance last year.

We are now benefiting from the 'Move to Market' initiative that we implemented last year which has allocated increased resources closer to the market. This has increased our competitiveness with around 100 more sales people in the market to deliver an improved understanding of customers and consumers and to strengthen further our relationships with distributors. We have focused brand building in the on-trade channel and towards improving our market share in the Control States. We have also continued our "first choice supplier" programme with the US distributors to develop long-term partnerships, which are sustainable and mutually beneficial. During 2004, we will drive further benefits from the roll-out of our new "first choice supplier" contracts with more distributors across the US.

Europe

                                     Growth
   - Volumes (9L cases)                  2%
   - Net turnover                        4%
   - Advertising and promotion           6%
   - Trading profit                     10%

Trading profit grew 10% to GBP64m reflecting a recovery in shipment volumes in Spain and a good performance in the UK offset by declines caused by the challenging trading conditions in other Western European markets. Net turnover grew 4% to GBP390m on volumes up 2%. Advertising and promotion grew 6%, principally in Spain and France. Outside Spain, our European volumes declined 3% and net turnover fell by 2% despite growing share in key markets reflecting the sluggish economies in the region, particularly Germany and France.

Our business in Spain grew volumes by 14% and net turnover by 23% reflecting the recovery in our shipment volumes following last year's decline as a result of the destock by Spanish wholesalers. Ballantine's grew shipment volumes by 26% and net turnover by 31%. In addition, Ballantine's has continued to grow its market share to an all time high even though it is now priced above its main competitor brand and, at the end of 2003, the overall Scotch whisky category began to move into decline. We have continued to invest heavily behind Ballantine's marketing programme "Go Play" in Spain, to drive awareness in this important market. The shipment volumes for Beefeater grew 18% while net turnover grew 32%. Beefeater became the market leader in the gin category by value with strong market share gains. Malibu has continued to gain share following new television advertising and on-trade promotions. Whisky DYC is benefiting from a new marketing campaign, "DYC Une", which is helping to improve awareness among target consumers. Centenario has continued to consolidate its market leadership with 25% share of the brandy category.

The UK business has continued to deliver growth in turnover and profit. Courvoisier grew both volumes and net turnover by 9% and extended its leadership of the cognac category. The "House of Courvoisier" campaign and a programme of on-trade events, particularly around cocktails, are helping to drive brand awareness. Malibu has performed strongly in the on- and off-trade with a marketing focus on mixing with cranberry. As the fastest growing speciality spirit brand, Malibu has become the UK's number two in the category. Teacher's grew volumes and net turnover by 3%, with further market share gains. Shipment volumes for the Tia Maria trademark declined compared to the Tia Lusso launch programme last year and following aggressive discounting by the competition. However, Tia Lusso has continued to gain share and has retained its position as the number two selling cream liqueur in the UK.

Other markets in Western Europe, such as Germany and France, have experienced challenging trading with sluggish economies that have slowed consumer spending. However, key brands have made good progress with market share growth in these challenging markets. In Germany, we continue to benefit from the increased scale that Kuemmerling provides and Ballantine's has maintained its position as the leading Scotch brand. Ballantine's has also achieved market share gains in other European markets where market share has reached an all time high.

Latin America

                                     Growth
   - Volumes (9L cases)                  0%
   - Net turnover                      (4)%
   - Advertising and promotion         (6)%
   - Trading profit                   (11)%

Trading profit declined 11% to GBP33m and net turnover also declined by 4% to GBP150m. These reductions are driven primarily by declines in the Mexican brandy category which are offset in part by the strong growth of Sauza. The continued growth of the 'informal spirits' market in Mexico has caused declines in the domestic brandy category resulting in a 12% decline in our Mexican brandy volumes. Net turnover also declined by 10% and we reduced our marketing investment behind the brandy portfolio by 34%. We have continued to work with the Mexican government on initiatives to tackle the growth of the 'informal spirits' market. The Government has recently implemented new regimes to apply excise duties on all alcohol imports and production which should help prevent its diversion to the informal market. We have also launched Stigma, the first white brandy, which is aimed at the premium on-trade market to try to revitalise the brandy category. In contrast, Sauza has continued to deliver very strong growth with volumes up 25% and net turnover up 12% reflecting price declines across the category because of lower raw material costs. Our focus on other core brands in Mexico delivered good growth in Kahlua and Ballantine's. We maintained our leadership of the ready-to-drink category with good growth in Caribe Cooler, a wine-based ready-to-drink, which grew volumes by 6% and net turnover by 13%.

We have market leadership in Argentina where we have experienced strong growth in our core spirits such as Beefeater and Tia Maria and with our wine portfolio. The Graffigna wine portfolio helped to grow our domestic wine volumes by 44% and net turnover by 74%. In Brazil, we experienced a slower first half following very strong growth in the same period last year.

Asia Pacific

                                    Growth
   - Volumes (9L cases)               (3)%
   - Net turnover                     (8)%
   - Advertising and promotion          5%
   - Trading profit                  (13)%

Trading profit declined by 13% to GBP33m as a result of the challenging trading conditions in South Korea where a consumer credit squeeze has caused significant slowdown in the overall spirits market. As a result, volumes for the region declined 3% and net turnover fell by 8% to GBP115m. Outside of South Korea, we experienced strong growth in the rest of the region with volumes up 7% driven by good performances in Japan, Australasia and China.

The consumer credit squeeze in South Korea has slowed overall consumer spending which in turn has badly affected the overall liquor industry. Particularly hard hit was the whisky category which has declined by 14% since August 2003. The premium (12 year old) category has been most affected and, while Imperial Scotch whisky maintained its market leadership, its volumes declined. The more premium priced brands have fared better as the consumer base is relatively less affected by the credit squeeze. This trend is continuing to support a mix benefit for Ballantine's aged whisky. In addition, in December we successfully launched an Imperial 17 year old Scotch to broaden our access to this more premium priced category. This was the main driver for a 5% increase in advertising and promotion in the Asia Pacific region.

Our business in Japan has delivered an improvement in volumes following a renewed focus by Suntory but the market remains difficult, especially for whisky. In Australia, our ready-to-drink offerings continue to be the principal growth driver with volumes up 13% and net turnover up 17%. The success of the ready-to-drink formats is centred on Canadian Club, with CC Club and CC Cola growing volumes by 14%, and Malibu Chill which has been very well received. The Canadian Club mother brand has also benefited from the increased marketing around the trademark with volumes up 10%. Fundador has maintained its position as the largest international spirits brand in the Philippines but incurred volume declines of 4% as a result of increasing competition from cheap Spanish imports. Our business in China has delivered good growth from a small base with good performances in aged Ballantine's and Courvoisier.

Premium Wine

                                    Growth
   - Volumes (9L cases)               (3)%
   - Net turnover                       4%
   - Advertising and promotion         12%
   - Trading profit                    11%

Our premium wine brands have continued to deliver good profit growth with trading profit up 11% to GBP52m. Volumes declined 3% but net turnover increased 4% reflecting a strong price/mix improvement of 7% in line with our strategy to drive improving returns through better mix. As a result, we are on track to meet our return on investment targets. This performance is against a challenging wine market in many regions and demonstrates the strength of our wine brands and the benefits of our geographic diversity which provides a natural hedge against variations in wine cycles. Advertising and promotion increased 12% primarily behind our champagne brands.

Our premium priced wines (GBP5 or US$7 retail price and above) represent 55% of the portfolio by volume but 85% of the portfolio by value. Our strategy is to shift the mix of our wine portfolio towards these more premium categories away from the value category. During the period, the volumes of the value category wines declined by 7% while net turnover grew 5%. The premium categories delivered flat volumes but increased net turnover by 7% as mix improved significantly towards the top end of the portfolio driven by 20% volume growth in our core US consumer market.

The primary driver of our success in the US is our largest brand, Clos du Bois, which grew volumes 18%. Mumm Cuvee Napa also experienced strong growth with volumes up 16%. We continued to implement our strategy to internationalise the wine portfolio with good increases in our imports in the US market. The New Zealand wines that we market under the Brancott brand in the US delivered volume growth of 36% and our champagne volumes into the US increased by 15%. These brands continue to benefit from the strength of our distribution and marketing capabilities in the US market. The innovation programme also contributed to growth with the successful launch of the Jerry Garcia label and the launch of Mumm 'M'.

The UK wine business delivered strong growth with volumes up 15%. This was driven by a broad range of brands from all our production areas. The Montana portfolio performed very strongly with good growth across all price categories with volumes up 31%. Our leading Rioja, Campo Viejo, is now benefiting from access to our distribution and marketing capabilities in the UK with volumes up by 50%. The champagnes have also continued to deliver good growth with volumes up 25%. Graffigna, our largest Argentine wine brand, has also had a good start to the year.

Trading conditions in Australia and New Zealand continue to be challenging. We have experienced volume declines in the domestic sales of the Montana portfolio in New Zealand which primarily reflect the grape supply shortage caused by last year's frost damage. Consolidation among the retailers has also put pressure on sales and Montana's strategy to hold pricing has resulted in some volume declines. The Montana portfolio grew strongly in Australia with volumes up 14% as we continue to benefit from extending our distribution presence.

In Spain, overall volumes have declined by 17% as we have continued to shift the mix of our wine revenues from the higher volume, lower priced wines to more premium categories. Our wines in the super premium and ultra premium categories have grown well, offset by volume declines in the lower priced categories.

Duty Free

Our Duty Free operations have delivered good growth within a challenging environment. We have seen good performances in the Americas and Europe and the effect of the SARS virus on the Asia Pacific region has receded. The core spirits brands are the main growth driver with volumes up 5% driven primarily by Malibu, Sauza and Beefeater. Ballantine's Aged Scotch continues to be a good value driver with the premium qualities displaying the best growth rates. The premium wines have also performed well with robust growth across the portfolio in the duty free channel with particularly good progress in airport shop distribution.

QUICK SERVICE RESTAURANTS

   - Distribution points up 8%
   - Number of combination stores up 33%
   - System-wide sales growth of 8%
   - Net turnover down by 11% to GBP104m
   - Trading profit up GBP11m to GBP34m

Quick Service Restaurants has delivered very strong growth with profits up GBP11m driven by continued growth in same store sales, the contribution from new stores and from the cost savings resulting from last year's reorganisation. Distribution points increased by 8% since last year as we significantly increased the pace of store openings in both the US and internationally. Overall turnover has fallen by 11% (GBP13m) to GBP104m which reflects the final transition of Baskin-Robbins moving from producing and selling ice cream to US franchisees (which is now fully contracted out) to a wholly royalty-based model. Excluding the effect of this outsourcing, turnover is up 6%. Gross margin increased by 6% to GBP95m.

Dunkin' Donuts delivered an 11% growth in global system-wide sales driven by a 5.2% increase in US same store sales and a 7% increase in global distribution points. The strong growth in same store sales which continues to outpace the overall QSR industry has been driven by product innovation and effective marketing. The innovation programme has successfully launched a new range of coffee offerings, which include latte, cappuccino and espresso products, in 1,800 stores in the New England and Mid Atlantic areas. The launch has been supported by the introduction of new high speed coffee machines which maintains Dunkin' Donuts reputation for speed, quality and value for money. Our marketing campaigns have focused around the new coffee offerings and a highly successful regional programme with Curt Schilling, the Boston Red Sox baseball player.

Baskin-Robbins grew global system-wide sales by 4% driven primarily by new store openings, up 10%. Same store sales in the US increased by 0.2% reflecting poor weather in the US and difficult economic conditions in California. We will begin a trial of a new store concept in selected stores in California and New York to revitalise the stores and the consumer offering. Baskin-Robbins has also rolled out its seasonal ice cream flavours for the winter menus and we have also focused on marketing the successful ice cream cakes which included the Snowman Ice Cream Cake in December.

The poor economic conditions in California have also affected sales of Togo's resulting in a 10% decline in system-wide sales. We have begun a store refurbishment programme which is designed to refresh the brand's appeal to the consumer. About 100 stores have been refurbished with encouraging early results. In addition, the "half & half" menu concept where consumers can choose any two from sandwich, soup or salad combinations is proving popular.

Our strategy of multi-branded stores which combine Dunkin' Donuts and Baskin-Robbins continues to be a key driver of growth in new store openings, with a 33% increase in the number of combination stores to almost 1,200 stores. This strategy is supported by our brands' complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choice for consumers.

During 2003, we restructured the QSR business to optimise focus on each of the three brands and to improve operational systems and standards, menu and product development and the expansion of the international business. The reorganisation has resulted in a leaner and more focused organisation providing operational synergies. This resulted in an exceptional charge of GBP9m in the last financial year which has generated cost savings of GBP3m in the period.

BRITANNIA SOFT DRINKS
The Group's share of Britannia's profits for the period was GBP7m (2003: GBP5m). The shareholders of Britannia Soft Drinks Limited have also agreed subject, inter alia, to market conditions, to consider an initial public offering of Britannia Soft Drinks, between 1 January 2005 and 31 December 2008. Allied Domecq has a 23.75% share of Britannia Soft Drinks Limited.

TAXATION
The anticipated tax charge for the year is maintained at 24% reflecting the on-going management of our tax liabilities.

GOODWILL AND EXCEPTIONAL ITEMS
Goodwill amortisation totalled GBP20m (2003: GBP20m). The exceptional item of GBP12m, of which GBP10m has been spent, reflects a restructuring programme in the Spirits & Wine business that has delivered organisational efficiencies in the period of GBP3m. This is the first part of a programme to reduce overlap between central, regional and market-focused functions which will allow us to be leaner and more responsive in order to speed up decision making and reinforce accountability throughout the business.

CASH FLOW
Net cash flow from operating activities was GBP244m (2003: GBP342m) and free cash flow was GBP38m (2003: GBP114m). In the same period last year, cash flow benefited from the Mexican excise rebate (GBP23m), lower tax payments and the timing of certain excise duty payments. This year we have absorbed a number of additional cash outlays including increased pension contributions and restructuring costs. In addition, adverse foreign exchange translation has affected reported cash flows. We have continued to focus on working capital management, particularly improvements in trade debtors.

Net debt decreased by GBP296m during the period from GBP2,412m to GBP2,116m which includes a favourable currency translation impact on our borrowings of GBP251m largely as a result of the weakening US dollar. Net debt reduction from cash flows was GBP45m.

At 29 February 2004, EV gearing (net debt as a percentage of market capitalisation plus net debt) was 30% (2003: 44%). Interest cover based on EBITDA was 6.1 times and cover based on EBIT was 5.2 times.

FOREIGN EXCHANGE
Translation: It is our policy not to hedge the impact of foreign exchange movements on the translation of our overseas earnings. As a result, our prior year trading profit at current exchange rates is reduced by GBP13m, primarily as a result of the weakening US dollar and Mexican peso, partly compensated by appreciation of the Euro. We anticipate, based on estimated rates of 1.80 for the US dollar, 20.3 for the Mexican Peso and 1.50 for the Euro, that the full year restatement will be approximately GBP35m.

Transaction hedging: Business trading flows are netted by currency and hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options: the first 12 months being non-discretionary. Unhedged transactions for 2004 have resulted in a GBP4m loss in the six months to 29 February 2004.

NEW ACCOUNTING STANDARDS
We have adopted 'FRS 17 - Retirement benefits' from 1 September 2003 which has led to a restatement of the figures for the six months to 28 February 2003 with a GBP4m increase in trading profit, a GBP10m increase in finance charges and a GBP1m decrease in the tax charge.

The amendment to 'FRS 5 - Reporting the substance of transactions' has resulted in a number of items which were previously classified as operating costs (GBP43m) and advertising and promotion (GBP12m) to be treated as discounts, reducing turnover by GBP55m for the six months to 28 February 2003. Trading profit was not affected.

The impact of these accounting standards on the profit and loss account for the six months to 28 February 2003 is summarised below.

We have also complied with 'UITF 38 - Accounting for ESOP trusts' which has resulted in a reclassification of shares held in employee trusts from investments to shareholders' funds reducing net assets by GBP133m at 28 February 2003. There were no changes to reported profits for the six months to 28 February 2003.

PENSIONS

As anticipated, the profit and loss charge under FRS 17 in the six months to 29 February 2004 is GBP26m (2003: GBP24m), with a GBP16m (2003: GBP14m) charge within trading profit and a GBP10m (2003: GBP10m) impact within finance charges. The expected impact for the full year is around GBP50m, being GBP30m within trading profit and GBP20m within finance charges.

CONSTANT EXCHANGE RATE REPORTING
The following tables provide a reconciliation between the 2003 reported results and those shown at constant exchange rates in the Operating and Financial Review.

-----------------------------------------------------------------------------------------------------------------
                                                                          2003                        2004
-----------------------------------------------------------------------------------------------------------------

                                                                       FRS 5/                              Growth
                                                         Reported      FRS 17  Foreign  At 2004 Reported  at 2004
                                                             2003 restatement exchange exchange     2004 exchange
 GROUP                                                       GBPm        GBPm     GBPm     GBPm     GBPm        %
-----------------------------------------------------------------------------------------------------------------
 Turnover                                                   1,794         (55)     (38)   1,701    1,704        -
-----------------------------------------------------------------------------------------------------------------
 Trading profit                                               319           4      (13)     310      337        9
-----------------------------------------------------------------------------------------------------------------
 Finance charges                                              (63)        (10)       1      (72)     (71)      (1)
-----------------------------------------------------------------------------------------------------------------
 Profit before tax                                            256          (6)     (12)     238      266       12
-----------------------------------------------------------------------------------------------------------------
 Taxation                                                     (61)          1        3      (57)     (64)      12
-----------------------------------------------------------------------------------------------------------------
 Minority interests                                            (8)          -        -       (8)      (8)       -
-----------------------------------------------------------------------------------------------------------------
 Earnings                                                     187          (5)      (9)     173      194       12
-----------------------------------------------------------------------------------------------------------------
 Weighted average number of ordinary shares (millions)      1,076                         1,076    1,075
-----------------------------------------------------------------------------------------------------------------
 Normalised earnings per share (pence)                       17.4        (0.5)    (0.8)    16.1     18.0       12
-----------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------
                                                         2003                          2004
---------------------------------------------------------------------------------------------------
                                                      FRS 5/                                 Growth
                                        Reported      FRS 17   Foreign  At 2004 Reported    at 2004
                                            2003 restatement  exchange exchange     2004   exchange
 SPIRITS & WINE                             GBPm        GBPm      GBPm     GBPm     GBPm          %
---------------------------------------------------------------------------------------------------
 Turnover                                  1,667         (55)      (28)   1,584    1,600          1
---------------------------------------------------------------------------------------------------
 Duty                                       (360)          -         8     (352)    (337)        (4)
---------------------------------------------------------------------------------------------------
 Net turnover                              1,307         (55)      (20)   1,232    1,263          3
---------------------------------------------------------------------------------------------------
 Advertising & promotion                    (228)         12         2     (214)    (225)         5
---------------------------------------------------------------------------------------------------
 Trading profit                              289           4       (11)     282      296          5
---------------------------------------------------------------------------------------------------

Geographical Analysis - Group turnover and trading profit

In line with previous statements, the trading profits of the regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 3 to the accounts. The table below shows the foreign exchange effect of restating last year's reported trading profit for each region at this year's actual exchange rates. "Others" in the table includes Global Operations
(including profit from the sale of bulk whisky), stand-alone Duty Free operations and central costs not allocated to marketing regions. The profit growth in "Others" principally reflects prior year losses from the commercial partnership with Miller Brewing in the US which were not repeated in the current year.

Geographical Analysis - Group net turnover

--------------------------------------------------------------
                              2003                  2004
--------------------------------------------------------------
                                                        Growth
                  *Restated  Foreign  At 2004          at 2004
                       2003 exchange exchange    2004 exchange
                       GBPm     GBPm     GBPm    GBPm        %
--------------------------------------------------------------
 North America          325      (22)     303     325        7
--------------------------------------------------------------
 Europe                 354       20      374     390        4
--------------------------------------------------------------
 Latin America          178      (22)     156     150       (4)
--------------------------------------------------------------
 Asia Pacific           131       (6)     125     115       (8)
--------------------------------------------------------------
 Premium Wine           241       10      251     262        4
--------------------------------------------------------------
 Others                  23        -       23      21       (9)
--------------------------------------------------------------
 Spirits & Wine       1,252      (20)   1,232   1,263        3
--------------------------------------------------------------
 QSR                    127      (10)     117     104      (11)
--------------------------------------------------------------
 TOTAL                1,379      (30)   1,349   1,367        1
--------------------------------------------------------------

Geographical Analysis - Group trading profit

--------------------------------------------------------------
                              2003                  2004
--------------------------------------------------------------
                          *                             Growth
                   Restated  Foreign  At 2004          at 2004
                       2003 exchange exchange    2004 exchange
                       GBPm     GBPm     GBPm    GBPm        %
--------------------------------------------------------------
 North America          100     (10)       90      99       10
--------------------------------------------------------------
 Europe                  50       8        58      64       10
--------------------------------------------------------------
 Latin America           46      (9)       37      33      (11)
--------------------------------------------------------------
 Asia Pacific            42      (4)       38      33      (13)
--------------------------------------------------------------
 Premium Wine            47       -        47      52       11
--------------------------------------------------------------
 Others                   8       4        12      15       25
--------------------------------------------------------------
 Spirits & Wine         293     (11)      282     296        5
--------------------------------------------------------------
 QSR                     25      (2)       23      34       48
--------------------------------------------------------------
 Britannia                5       -         5       7       40
--------------------------------------------------------------
 TOTAL                  323     (13)      310     337        9
--------------------------------------------------------------

*Figures for 2003 have been restated for 'FRS 17 - Retirement benefits' and 'FRS 5 - Reporting the substance of transactions'.

Group profit and loss account
Six months to 29 February 2004


                                                                           Six months to 29 February 2004
                                                                           ------------------------------

   Year to                                                                Before                            Six months
 31 August                                                              goodwill     Goodwill                    to 28
      2003                                                                   and          and            February 2003
     Total                                                           exceptional  exceptional                    Total
 (Restated)                                                                items        items      Total     (Restated)
      GBPm                                                        Note      GBPm         GBPm       GBPm          GBPm
------------------------------------------------------------------------------------------------------------------------
     3,317   Turnover                                                3     1,704            -      1,704         1,739
------------------------------------------------------------------------------------------------------------------------
       (40)  Operating costs  - goodwill amortisation                          -          (20)       (20)          (20)
        38                    - Mexican excise rebate                          -            -          -            28
    (2,714)                   - other                                     (1,377)         (12)    (1,389)       (1,417)
------------------------------------------------------------------------------------------------------------------------
       601   Operating profit from continuing activities                     327          (32)       295           330
        24   Share of operating profits of associated undertakings            10            -         10             5
------------------------------------------------------------------------------------------------------------------------
       625   Trading profit                                          3       337          (32)       305           335
      (126)  Interest payable                                                (61)           -        (61)          (63)
       (20)  Other finance charges                                           (10)           -        (10)          (10)
------------------------------------------------------------------------------------------------------------------------
       479*  Profit on ordinary activities before taxation                   266          (32)       234           262*
      (126)  Taxation                                                6       (64)           5        (59)          (70)
------------------------------------------------------------------------------------------------------------------------
       353   Profit on ordinary activities after taxation                    202          (27)       175           192
       (16)  Minority interests - equity and non-equity                       (8)           -         (8)           (8)
------------------------------------------------------------------------------------------------------------------------
       337   Profit earned for Ordinary Shareholders for the period  5       194          (27)       167           184
      (150)  Ordinary dividends                                      7                               (63)          (57)
------------------------------------------------------------------------------------------------------------------------
       187   Retained profit                                                                         104           127
------------------------------------------------------------------------------------------------------------------------
             Earnings per Ordinary Share:
     31.3p   - basic                                                 5                             15.5p         17.1p
     31.3p   - diluted                                               5                             15.5p         17.1p
     33.2p   - normalised                                            5     18.0p                                 16.9p

The above figures comprise the unaudited results for the six months to 29 February 2004 and 28 February 2003 and the audited results for the year to 31 August 2003 all of which relate to continuing operations. The figures for the year to 31 August 2003 and the six months to 28 February 2003 have been restated for "FRS 17 - Retirement benefits", "UITF 38 - Accounting for ESOP trusts" and "FRS 5 - Reporting the substance of transactions - Application Note G".

* For the year to 31 August 2003 and the six months to 28 February 2003, profit on ordinary activities before taxation, excluding goodwill and exceptional items, was GBP491m and GBP250m respectively.

Group balance sheet
At 29 February 2004


      31 August                                                                           28 February
           2003                                                               29 February        2003
     (Restated)                                                                      2004   (Restated)
           GBPm                                                          Note        GBPm        GBPm
 ----------------------------------------------------------------------------------------------------
                  Fixed assets
          1,273   Intangible assets                                                 1,251       1,296
            966   Tangible assets                                                     893         919
             31   Investments and loans                                                22          30
             85   Investments in associates                                            79          69
  ---------------------------------------------------------------------------------------------------
          2,355   Total fixed assets                                                2,245       2,314
  ---------------------------------------------------------------------------------------------------
                  Current assets
          1,407   Stocks                                                            1,341       1,388
            701   Debtors                                                             618         762
            175   Cash at bank and in hand                                 11         140         161
-----------------------------------------------------------------------------------------------------
          2,283   Total current assets                                              2,099       2,311
-----------------------------------------------------------------------------------------------------
                  Creditors (due within one year)
           (772)  Short-term borrowings                                    11        (599)       (988)
            (93)  Dividends                                                           (63)        (57)
         (1,068)  Other creditors                                                    (900)     (1,009)
------------------------------------------------------------------------------------------------------
         (1,933)  Total current liabilities                                        (1,562)     (2,054)
------------------------------------------------------------------------------------------------------
            350   Net current assets                                                  537         257
------------------------------------------------------------------------------------------------------
          2,705   Total assets less current liabilities                             2,782       2,571
                  Creditors (due after more than one year)
         (1,815)  Loan capital                                             11      (1,657)     (1,738)
            (46)  Other creditors                                                     (46)        (48)
------------------------------------------------------------------------------------------------------
         (1,861)  Total creditors due after more than one year                     (1,703)     (1,786)
------------------------------------------------------------------------------------------------------
           (126)  Provisions for liabilities and charges                             (168)       (155)
------------------------------------------------------------------------------------------------------
            718   Net assets excluding pension and post retirement liabilities        911         630
------------------------------------------------------------------------------------------------------
           (405)  Pension and post retirement liabilities (net of deferred taxation) (392)       (545)
------------------------------------------------------------------------------------------------------
            313   Net assets including pension and post retirement liabilities        519          85
------------------------------------------------------------------------------------------------------
                  Capital and reserves
            277   Called up share capital                                             277         277
            165   Share premium account                                               165         165
          (129)   Shares held in employee trusts                                     (122)       (133)
          (823)   Merger reserve                                                     (823)       (823)
            747   Profit and loss account                                             946         531
------------------------------------------------------------------------------------------------------
            237   Shareholders'funds - equity                               8         443          17
             76   Minority interests - equity and non-equity                           76          68
------------------------------------------------------------------------------------------------------
            313                                                                       519          85
-----------------------------------------------------------------------------------------------------



Group cash flow information
Six months to 29 February 2004



  Year to                                                                                                Six months to
31 August                                                                                                  28 February
     2003                                                                                Six months to            2003
(Restated)   Reconciliation of operating profit to net cash inflow from               29 February 2004       (Restated)
     GBPm    operating activities                                             Note                GBPm            GBPm
-----------------------------------------------------------------------------------------------------------------------
      601    Operating profit                                                                      295             330
       40    Goodwill amortisation                                                                  20              20
        4    Exceptional operating costs                                                             2               3
       75    Depreciation                                                                           38              38
      (72)   Increase in stocks                                                                    (23)            (62)
       58    Decrease in debtors                                                                    20              19
       65   (Decrease)/increase in creditors                                                       (80)             16
      (29)   Expenditure against provisions for reorganisation and restructuring costs             (18)            (12)
        6    Other items                                                                           (10)            (10)
-----------------------------------------------------------------------------------------------------------------------
      748 *  Net cash inflow from operating activities                                             244 *           342 *
-----------------------------------------------------------------------------------------------------------------------

* Net cash inflow from operating activities above includes the benefit of the Mexican excise rebate which for the six months to 29 February 2004 is nil (2003:
GBP24m).

             Group cash flow statement
-----------------------------------------------------------------------------------------------------------------------
      748    Net cash inflow from operating activities                                             244             342
       13    Dividends received from associated undertakings                                         9               7
     (148)   Returns on investments and servicing of finance                     9                 (53)            (74)
      (65)   Taxation paid                                                       9                 (44)            (21)
     (120)   Capital expenditure and financial investment                        9                 (25)            (50)
     (144)   Equity dividends paid                                                                 (93)            (87)
-----------------------------------------------------------------------------------------------------------------------
      284    Cash inflow before use of liquid resources and financing                               38             117
       50    Management of liquid resources                                                        (22)             27
     (200)   Financing                                                           9                   4             (58)
-----------------------------------------------------------------------------------------------------------------------
      134    Increase in cash in the period                                     11                  20              86
-----------------------------------------------------------------------------------------------------------------------


             Reconciliation of net cash flow to movement in net debt
-----------------------------------------------------------------------------------------------------------------------
      134    Increase in cash in the period                                                         20              86
      (50)   Increase/(decrease) in liquid resources                                                22             (27)
      164    Decrease in loan capital                                                                3              18
-----------------------------------------------------------------------------------------------------------------------
      248    Movement in net debt resulting from cash flows                                         45              77
      (82)   Exchange adjustments                                                                  251             (64)
-----------------------------------------------------------------------------------------------------------------------
      166    Movement in net debt during the period                                                296              13
   (2,578)   Opening net debt                                                                   (2,412)         (2,578)
-----------------------------------------------------------------------------------------------------------------------
   (2,412)   Closing net debt                                                   11              (2,116)         (2,565)
-----------------------------------------------------------------------------------------------------------------------


Notes to the accounts

1. Basis of preparation

These interim statements, which are unaudited, comply with relevant accounting standards. The accounting policies have been applied on a basis consistent with those applied in the 2003 Annual Report and Accounts except for the accounting policy changes set out in note 2 below. The 2003 Annual Report and Accounts were prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP).

The periods to 29 February 2004 and 28 February 2003 are regarded as distinct financial periods for accounting purposes with the exception of taxation where the periods are allocated an appropriate proportion of the expected total annual charge.

The figures for the year to 31 August 2003 are extracted from the Group's full statutory financial statements which have been reported on by the Group's auditor and filed with the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

These interim financial statements were approved by the Board on 21 April 2004.

2. Changes in accounting policies

a) The Group has adopted 'FRS 17 - Retirement benefits' in full from 1 September 2003. In prior years, the Group has complied with the transitional disclosure requirements of this standard. The adoption of FRS 17 has led to an increase in the reported trading profit of GBP4m for the six months to 28 February 2003 and GBP16m for the year to 31 August 2003. In addition there was an increase in finance charges of GBP10m for the six months to 28 February 2003 and GBP20m for the year to 31 August 2003. The tax impact of these changes was a decrease of GBP1m for both the six months to 28 February 2003 and the year to 31 August 2003. The overall effect of adopting FRS 17 was a decrease in retained profits of GBP5m and GBP3m for the six months to 28 February 2003 and the year to 31 August 2003 respectively. The adoption of this standard has resulted in a reduction of GBP691m in net assets at 28 February 2003 and GBP552m at 31 August 2003.

b) The Group has complied with 'UITF 38 - Accounting for ESOP trusts'. This has resulted in the reclassification of shares held in employee trusts from investments to shareholders' funds reducing net assets by GBP133m at 28 February 2003 and GBP129m at 31 August 2003. There were no changes to the reported profits for the six months to 28 February 2003 or the year to 31 August 2003. In addition the 2003 net cash outflow arising from the purchase and disposal of shares by the trusts has been reclassified from 'Capital expenditure and financial investment' to 'Financing'.

c) 'FRS 5 - Reporting the substance of transactions'. This standard has been amended by the addition of a new Application Note G on revenue recognition. A number of items previously classified as operating costs are now treated as discounts, reducing turnover by GBP55m for the six months to 28 February 2003 and GBP93m for the year to 31 August 2003. The items reclassified are price support, listing allowances, redemptions and advertising contributions. There were no changes to the reported profits for the six months to 28 February 2003 or the year to 31 August 2003.

3. Activity analysis

 Year to 31 August 2003             Six months to 29 February 2004   Six months to 28 February 2003
     (Restated)                                                                (Restated)
                Trading                                    Trading                          Trading
 Turnover        profit *                Turnover           profit *    Turnover             profit *
     GBPm          GBPm                      GBPm             GBPm          GBPm               GBPm
---------------------------------------------------------------------------------------------------
    3,058           538   Spirits & Wine    1,600              296         1,612                293
      259            79   QSR                 104               34           127                 25
        -            20   Britannia             -                7             -                  5
---------------------------------------------------------------------------------------------------
    3,317           637                     1,704              337         1,739                323
---------------------------------------------------------------------------------------------------

* Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 29 February 2004 is a loss of GBP32m (2003: profit - GBP12m) and relates wholly to Spirits & Wine activities for both periods.

Notes to the accounts

4. Geographical analysis

Year to 31 August 2003                                                                  Six months to 28 February 2003
    (Restated)                                         Six months to 29 February 2004             (Restated)
               Trading                                                        Trading                          Trading
 Turnover       profit *                                    Turnover           profit *        Turnover         profit *
     GBPm         GBPm    By country of destination             GBPm             GBPm              GBPm           GBPm
----------------------------------------------------------------------------------------------------------------------
    1,326          204    Europe                                 735              109               676             89
    1,478          330    Americas                               719              175               784            180
      513          103    Rest of World                          250               53               279             54
----------------------------------------------------------------------------------------------------------------------
    3,317          637                                         1,704              337             1,739            323
----------------------------------------------------------------------------------------------------------------------

* Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 29 February 2004 relate to Europe (loss
- GBP19m) (2003: loss - GBP6m), Americas (loss - GBP3m) (2003: profit - GBP27m) and Rest of World (loss - GBP10m) (2003:loss - GBP9m).

  Year to 31 August 2003                                                                Six months to 28 February 2003
        (Restated)                                     Six months to 29 February 2004            (Restated)
               Trading                                                        Trading                          Trading
 Turnover       profit *                                   Turnover            profit *        Turnover         profit *
     GBPm         GBPm    By country of operation              GBPm              GBPm              GBPm           GBPm
-----------------------------------------------------------------------------------------------------------------------
    2,029          246    Europe                              1,141               133             1,070            132
    1,804          326    Americas                              861               173               939            157
      411           65    Rest of World                         193                31               219             34
-----------------------------------------------------------------------------------------------------------------------
    4,244          637                                        2,195               337             2,228            323
     (927)           -    Turnover with Group companies        (491)                -              (489)             -
-----------------------------------------------------------------------------------------------------------------------
    3,317          637                                        1,704               337             1,739            323
-----------------------------------------------------------------------------------------------------------------------

* Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 29 February 2004 relate to Europe (loss
- GBP19m) (2003: loss - GBP6m), Americas (loss - GBP3m) (2003: profit - GBP27m) and Rest of World (loss - GBP10m) (2003:loss - GBP9m).

5. Reconciliation to normalised earnings

   Year to
 31 August                                                                                             Six months to
      2003                                                                        Six months to     28 February 2003
 (Restated)                                                                    29 February 2004            (Restated)
     GBPm                                                                                  GBPm                 GBPm
-----------------------------------------------------------------------------------------------------------------------
      337    Earnings as reported                                                           167                  184
      (18)   Adjustments for exceptional items net of tax                                     9                  (21)
       38    Adjustments for goodwill amortisation net of tax                                18                   19
-----------------------------------------------------------------------------------------------------------------------
      357    Normalised earnings                                                            194                  182
-----------------------------------------------------------------------------------------------------------------------

  Millions                                                                             Millions             Millions
     1,107   Weighted average Ordinary Shares in issue during the period                  1,107                1,107
       (32)  Weighted average Ordinary Shares owned by the Allied Domecq employee trusts*   (32)                 (31)
-----------------------------------------------------------------------------------------------------------------------
     1,075   Weighted average Ordinary Shares used in earnings per share calculation      1,075                1,076
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
     33.5p   Normalised earnings per Ordinary Share                                       18.0p                16.9p
-----------------------------------------------------------------------------------------------------------------------

* Includes American Depositary Shares representing underlying Ordinary Shares.

Basic earnings per share of 15.5p (2003: 17.1p) has been calculated on earnings of GBP167m (2003: GBP184m) divided by the average number of shares of 1,075m (2003: 1,076m).

Diluted earnings per share of 15.5p (2003: 17.1p) has been calculated on earnings of GBP167m (2003: GBP184m) and, after including the effect of all dilutive potential Ordinary Shares, the average number of shares of 1,079m (2003: 1,077m).


6. Taxation

The GBP59m (2003: GBP70m) total taxation charge for the six months to 29 February 2004 comprises UK taxation of GBP7m (2003: GBP4m), overseas taxation of GBP49m (2003: GBP64m) and taxation on the profits of associated undertakings of GBP3m (2003: GBP2m).

Deferred tax assets of GBP42m at 31 August 2003 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

7. Ordinary dividends

The Board has declared an interim  dividend of 5.83p per  Ordinary  Share (2003:
5.30p) payable on 30 July 2004. Dividends on American Depositary Shares are payable on 6 August 2004.

8. Reconciliation of movements in Shareholders' funds

    Year to                                                                                        Six months to
  31 August                                                                        Six months to     28 February
       2003                                                                          29 February            2003
  (Restated)                                                                                2004       (Restated)
       GBPm                                                                                 GBPm            GBPm
----------------------------------------------------------------------------------------------------------------
        337   Profit earned for Ordinary Shareholders in the period                          167             184
          4   Currency translation differences on foreign currency net investments           126              (2)
         19   Taxation on translation differences                                            (32)              5
        (65)  Actuarial gains/(losses) on net pension liabilities                              1            (201)
-----------------------------------------------------------------------------------------------------------------
        295   Total recognised gains and losses relating to the period                       262             (14)
        (36)  Movement on shares in employee trusts                                            7             (40)
       (150)  Ordinary dividends                                                             (63)            (57)
-----------------------------------------------------------------------------------------------------------------
        109   Net movement in Shareholders' funds                                            206            (111)
        128   Shareholders' funds at the beginning of the period *                           237             128
----------------------------------------------------------------------------------------------------------------
        237   Shareholders' funds at the end of the period                                   443              17
----------------------------------------------------------------------------------------------------------------

* Opening Shareholders' funds for the year to 31 August 2003 and the six months to 28 February 2003 as previously reported were GBP706m.


9. Detailed analysis of gross cash flows

   Year to                                                                          Six months to
 31 August                                                          Six months to     28 February
      2003                                                            29 February            2003
(Restated)                                                                   2004      (Restated)
      GBPm                                                                   GBPm            GBPm
--------------------------------------------------------------------------------------------------
             Returns on investments and servicing of finance
        22   Interest received                                                  4               7
      (149)  Interest paid                                                    (54)            (62)
       (21)  Dividends paid to minority shareholders                           (3)            (19)
--------------------------------------------------------------------------------------------------
      (148)                                                                   (53)            (74)
--------------------------------------------------------------------------------------------------

             Taxation paid
         -   UK taxation                                                        1               -
       (65)  Overseas taxation                                                (45)            (21)
--------------------------------------------------------------------------------------------------
       (65)                                                                   (44)            (21)
--------------------------------------------------------------------------------------------------

             Capital expenditure and financial investment
      (144)  Purchase of tangible fixed assets                                (37)            (58)
        21   Sale of tangible fixed assets                                     12               5
         -   Purchase of intangible fixed assets                               (8)              -
        (3)  Purchase of trade investments                                      -              (2)
         6   Disposal of trade investments                                      8               5
--------------------------------------------------------------------------------------------------
      (120)                                                                   (25)            (50)
--------------------------------------------------------------------------------------------------

             Financing
             Net disposal/(purchase) of Ordinary Share capital for employee
       (36)  trusts*                                                            7             (40)
      (175)  Redemption of debt                                                 -               -
        11   (Decrease)/increase in other borrowings                           (3)            (18)
--------------------------------------------------------------------------------------------------
      (200)                                                                     4             (58)
--------------------------------------------------------------------------------------------------

* Includes American Depositary Shares representing underlying Ordinary Shares.


10. Reconciliation of net cash inflow from operating activities to free cash flow


   Year to                                                                                          Six months to
 31 August                                                                      Six months to         28 February
      2003                                                                        29 February                2003
 (Restated)                                                                              2004          (Restated)
      GBPm                                                                               GBPm                GBPm
-----------------------------------------------------------------------------------------------------------------
       748   Net cash inflow from operating activities                                    244                 342
      (123)  Capital expenditure net of sale of tangible assets                           (25)                (53)
        13   Dividends received from associated undertakings                                9                   7
-----------------------------------------------------------------------------------------------------------------
       638   Operating cash net of fixed assets                                           228                 296
       (65)  Taxation paid                                                                (44)                (21)
      (127)  Net interest paid                                                            (50)                (55)
      (144)  Dividends paid - Ordinary Shareholders                                       (93)                (87)
       (21)                 - minorities                                                   (3)                (19)
------------------------------------------------------------------------------------------------------------------
       281 * Free cash flow                                                                38 *               114 *
------------------------------------------------------------------------------------------------------------------


* Free cash flow above includes the post tax benefit of the Mexican excise rebate which for the six months to 29 February 2004 is nil (2003: GBP23m).

11. Net debt

                                                                Other
                                                  Cash at  borrowings  Other loans Loan capital       Six months to
                                                 bank and  due within   due within    due after 29 February 28 February
                                                  in hand    one year     one year     one year        2004        2003
                                                     GBPm        GBPm         GBPm         GBPm        GBPm        GBPm
 At the beginning of the period                       175        (770)          (2)      (1,815)     (2,412)     (2,578)
(Decrease)/increase in cash                           (42)         62            -            -          20          86
 Increase/(decrease) in liquid resources               22           -            -            -          22         (27)
 Decrease in loan capital and other loans               -           -            2            1           3          18
 Exchange adjustments                                 (15)        109            -          157         251         (64)
 -----------------------------------------------------------------------------------------------------------------------
 At the end of the period                             140        (599)           -       (1,657)     (2,116)     (2,565)
 -----------------------------------------------------------------------------------------------------------------------


12. Financial calendar

Ex dividend date for interim dividend                    30 June 2004
Record date for interim dividend                         2 July 2004
Interim dividend payable - Ordinary Shares               30 July 2004
Interim dividend payable - American Depositary Shares    6 August 2004
Final results announced                                  21 October 2004
Report and Accounts issued                               November 2004


Independent review report by KPMG Audit Plc to Allied Domecq PLC

Introduction

We have been engaged by the Company to review the financial information set out on pages 18 to 25 for the six months ended 29 February 2004 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/ 4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 29 February 2004.

KPMG Audit Plc
Chartered Accountants
London
21 April 2004


US GAAP reconciliation

The following statements provide a reconciliation between profit earned for Ordinary Shareholders under UK GAAP and net income under US GAAP and a reconciliation between shareholders' equity under UK GAAP and shareholders' equity under US GAAP.

   Year to                                                                                      Six months to
 31 August                                                                      Six months to     28 February
      2003                                                                        29 February            2003
(Restated)                                                                               2004      (Restated)
      GBPm                                                                               GBPm            GBPm
-------------------------------------------------------------------------------------------------------------
      337    Profit earned for Ordinary Shareholders in accordance with UK GAAP          167             184
             Adjustments to conform with US GAAP:
        -    Brands                                                                        -               -
       42    Goodwill                                                                     21              21
       (3)   Other intangible assets                                                      (1)             (2)
      (22)   Stock                                                                        (7)            (11)
       (7)   Restructuring costs                                                          (1)             (7)
       24    Pension costs and other post retirement benefits                             (5)             14
        5    Share compensation                                                          (12)              8
      (61)   Derivative instruments                                                      264             (27)
      (40)   Mexican excise rebate                                                         -             (30)
      (10)   Franchise income                                                             (4)             (4)
       (3)   Other                                                                         1              (2)
       18    Deferred taxation                                                           (66)             15
        -    Minority share of above adjustments                                           -               -
------------------------------------------------------------------------------------------------------------
      280    Net income in accordance with US GAAP                                       357             159
-------------------------------------------------------------------------------------------------------------

             Earnings per Ordinary Share:
     26.0p   Basic                                                                      33.2p           14.8p
     26.0p   Diluted                                                                    33.1p           14.8p
-------------------------------------------------------------------------------------------------------------



   Year to                                                                                      Six months to
 31 August                                                                      Six months to     28 February
      2003                                                                        29 February            2003
(Restated)                                                                               2004      (Restated)
      GBPm                                                                               GBPm            GBPm
-------------------------------------------------------------------------------------------------------------
      237    Shareholders' funds as reported in the Group balance sheet                   443              17
             Adjustments to conform with US GAAP:
    1,408    Brands                                                                     1,397           1,408
      227    Goodwill                                                                     241             206
       21    Other intangible assets                                                       16              22
       57    Associated undertakings                                                       57              57
       23    Stock                                                                         16              34
        1    Restructuring costs                                                            -               1
      185    Pension and other post retirement benefits                                   161             204
        6    Share compensation                                                            (6)              9
       93    Proposed dividends                                                            63              57
      (18)   Derivative instruments                                                         8              (3)
        -    Mexican excise rebate                                                          -              10
      (42)   Liabilities                                                                  (37)            (42)
      (19)   Franchise income                                                             (20)            (13)
        8    Other                                                                         10              10
     (530)   Deferred taxation                                                           (516)           (530)
        -    Minority share of above adjustments                                            -               -
-------------------------------------------------------------------------------------------------------------
     1,657   Shareholders' equity in accordance with US GAAP                            1,833           1,447
-------------------------------------------------------------------------------------------------------------



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

22 April, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary